SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
スキャデン・アープス法律事務所
スキャデン・アープス外国法事務弁護士事務所
(外国法共同事業)
(カリフォルニア・ニューヨーク州法)
SKADDEN ARPS TOKYO KYODO LAW OFFICE
SKADDEN ARPS FOREIGN LAW OFFICE
(REGISTERED ASSOCIATED OFFICES)
IZUMI GARDEN TOWER, 21ST FLOOR
1-6-1, ROPPONGI
MINATO-KU, TOKYO 106-6021

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August 16, 2005

FEDERAL EXPRESS

Office of International Corporate Finance
Division of Corporation Finance
U. S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Exemption Pursuant to Rule 12g3-2(b) for
Unicharm Corporation (the "Issuer"): File No. 82-4985

Dear Sir or Madam:

On behalf of the Issuer, we hereby furnish an English language version or translation of information required to be furnished pursuant to Rule 12g3-2(b)(iii) as set forth in EXHIBIT A hereto.

The information and document furnished hereby are furnished on the understanding that such information and document will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such document and information shall constitute an admission for any purpose that the Issuer is subject to the Act.

In the event of any questions or requests for additional information, please do not hesitate to contact me, Kenju Watanabe, at Skadden, Arps, Slate, Meagher & Flom LLP, 21st Floor, Izumi Garden Tower, 1-6-1, Roppongi, Minato-ku, Tokyo, 106-6021, Japan (telephone 81-3-3568-2600/facsimile 81-3-3568-2626). Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter in the self-addressed, stamped envelope provided for your convenience.

Very truly yours,

Kenju Watanabe / csm /

Kenju Watanabe

Enclosure

July 22, 2005

Unicharm Corporation
President-Representative Director Takahisa Takahara
(Code # 8113, TSE Section 1)
Inquiries: Corporate Planning Department
Director Atsushi Iwata
Telephone: 81-3-3449-6162

Notice Regarding Purchase of Treasury Stock
(Purchase of company shares pursuant to the provisions of
Commercial Code Article 211-3, Paragraph 1, Item 2)

The Company hereby announces that it has repurchased its own shares in the market pursuant to the provisions of Article 211-3, Paragraph 1, Item 2 of the Commercial Code. Details are as follows.

1.	Repurchase period	July 1, 2005-July 21, 2005
2.	Number of shares purchased	651,100 shares
3.	Total amount of purchase price for shares	2,939,272,000 yen
4.	Purchase method	Purchased on Tokyo Stock Exchange

(Reference)

1. Details of the meeting of the Board of Directors held on June 29, 2005

(1) Type of shares to be purchased	Common stock of the Company
(2) Number of shares to be purchased	1,100,000 shares (maximum)
(3) Total amount of purchase price for shares	5,000,000,000 yen (maximum)
(4) Repurchase schedule	July 1, 2005-September 20, 2005

2. Total number and aggregate purchase price of shares repurchased since the meeting of the Board of Directors held on June 29, 2005

(1) Number of shares purchased	651,100 shares
(2) Total amount of purchase price for shares	2,939,272,000 yen